SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

    Ogilvy & Mather Profit-Sharing Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogilvy & Mather Profit-Sharing Retirement and 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPAS, PC

Valhalla, New York

June 9, 2006

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair value	$117,650,721	$108,309,012

Receivables:
Employee contributions	389,097	271,109
Accrued investment income	248,121	—

Total receivables	637,218	271,109

NET ASSETS AVAILABLE FOR BENEFITS	$118,287,939	$108,580,121

See accompanying notes to financial statements.

OGILVY & MATHER PROFIT -SHARING

RETIREMENT AND 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

CONTRIBUTIONS:
Rollover contributions	$1,097,076
Employee contributions	11,548,104

Total contributions	12,645,180

INVESTMENT INCOME:
Net appreciation in fair value of investments	6,405,155
Interest and dividend income	1,750,372
Loan interest	84,513

Net investment income	8,240,040

Net additions	20,885,220

DEDUCTIONS:
Benefits paid to participants	11,175,437
Administrative expenses	1,965

Total deductions	11,177,402

INCREASE IN NET ASSETS	9,707,818

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	108,580,121

End of year	$118,287,939

See accompanying notes to financial statements.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	PLAN DESCRIPTION

The following description of the Ogilvy & Mather Profit-Sharing Retirement and 401(k) Plan (the “Plan”), as amended and restated effective September 1, 2005, is provided for general informational purposes only. Participants should refer to the plan document for more complete information.

General - The Plan is a defined contribution plan sponsored by The Ogilvy Group Inc., a wholly-owned subsidiary of WPP Group plc. The Plan covers all full-time employees of The Ogilvy Group, Inc., A. Eicoff and Company, Inc., Soho Square, Inc. and 141Worldwide LLC (the “Companies”). The Plan assets are held in trust and managed by the Ameriprise Trust Company (the “Trustee”), formerly the American Express Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility - All employees are eligible to participate in the Plan, except employees who are (a) covered by collective bargaining agreements, unless otherwise stipulated in such collective bargaining agreements, and (b) leased employees. Employees who are determined to be temporary, part-time or contingent employees are eligible to participate on the first day of the month coinciding with, or next following, the completion of one year of service, as defined. All other employees are eligible to participate on the first day of the month coinciding with, or next, following the one-month anniversary of the employee’s employment commencement date, as defined.

Contributions - All employer contributions to the Plan are made at the discretion of the management of the Companies. There were no employer contributions for 2005. Participants may elect to make 401(k) contributions from 1% to 15% of their eligible compensation in any calendar year. These contributions constitute salary reductions and are subject to tax deferral under the Internal Revenue Code (“IRC”). Participants direct the investment of their contributions into various investment options offered by the Plan. A separate account is maintained by the Trustee for each participant to record the participant’s contribution, the employer contributions, and employee rollovers.

Effective September 1, 2005, eligible employees shall be automatically enrolled in the Plan at a deferral rate of 3% of their eligible compensation, unless the employee elects prior to his or her date of Plan participation either not to defer compensation or to defer a larger or smaller percentage of compensation. Such election shall be made in writing, via telephone or internet access to the Company’s Benefits Department.

The maximum 401(k) contribution as established by the Internal Revenue Service (“IRS”) for the year ended December 31, 2005 was $14,000. In addition, participants who have attained the age of 50 before the close of the Plan year, may make catch-up contributions in accordance with the IRC. The maximum amount of catch-up contributions for the year ended December 31, 2005 was $4,000.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the allocation of company discretionary contributions and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. The benefit to which a participant is entitled is the participant’s vested account. The Company’s contributions are allocated to each participant provided the participant is employed by one of the Companies at the end of the plan year.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Effective September 1, 2005, the Plan was amended to provide that a participant’s investment election in the WPP Group plc Stock Fund may not exceed 25% of the total account balance. If the individual does not act to reallocate their account balance to comply with this Plan provision, the percentage of the election that is in excess of 25% shall be allocated proportionately in accordance with the participant’s investment election without regard to the percentage elected for allocation to the Company Stock Fund.

Vesting - All participants are fully vested in their accounts at all times. Voluntary employee 401(k) contributions and earnings thereon are always fully vested.

Payment of Benefits - Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, or death, as stipulated in the Plan agreement. Such benefit shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan agreement. All distributions under the Plan are made in cash, except to the extent that the participant has an investment in the Company Stock Fund and elects to have such portion of the participant’s account distributed in Company Stock. The plan was amended in 2004 to allow for in-service age 59 1/2 and in-service rollover withdrawals.

Participant Hardships and Loans - The Committee may permit an eligible employee, as defined, to withdraw all or a portion of a participant’s account balance upon the next valuation date upon hardship subject to certain provisions in the Plan agreement. Hardships are defined by the Plan agreement as certain medical expenses, purchase of a primary residence, payment of certain tuition and education fees, and to prevent eviction from a primary residence. A participant receiving a hardship withdrawal may not make employee contributions to any Plans maintained by the Employer for a period of six months.

All eligible employees can request a loan. Only two personal loans and one residential loan can be outstanding at any time. The minimum loan is $1,000 and may not exceed 50% of the eligible employee’s account balance. Loan repayment and interest rates are determined at the discretion of the Committee, generally five and fifteen years for personal and residential loans, respectively. The loans are secured by the pledge of the participant’s interest in the Plan. Upon termination a participant can (a) pay-off the entire outstanding loan balance, (b) transfer the loan to a successor employer qualified retirement plan as part of an eligible rollover distribution, or (c) elect to continue repayment in a form or manner determined by the Committee, subject to the provisions of the Plan agreement. An eligible employee who takes an approved unpaid leave of absence, as defined, may discontinue payments on the loan for a period of absence up to 12 months. Upon return to employment, the eligible employee must repay the missing payments within the original loan term. Loans made to participants generally have a term of five and fifteen years for personal and residential loans, respectively. At December 31, 2005, interest rates ranged from 5.0% to 10.5%, for outstanding loans. Participant loans at December 31, 2005 and 2004 were $1,679,212 and $1,504, 431, respectively.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

Plan Administration - The Plan is administered by the Committee, which was established by the Board of Directors of the Companies to serve in such capacity.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan document, to the extent not paid by the Company. Brokerage fees are included in the cost of investments when purchased and deducted from the proceeds when investments are sold.

Plan Termination - Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for investments in various investment securities. Investment securities in general are exposed to various risks, such as interest rate risk, credit risk and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year and securities traded on the over-the-counter market are valued at the last reported bid price. Temporary investments are valued at cost, which approximates market. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date for all the equity investments, except for the equity securities of WPP Group plc in the WPP Stock Fund for which dividend income is recorded on the record date. The average–cost method is used to establish the cost basis of securities sold. Fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the Trustee based on the underlying publicly traded assets of the Plan. These investments aggregated $41,377,072, or approximately 35%, of total investments of the Plan at December 31, 2005, and $41,047,021, or approximately 38%, of assets at December 31, 2004. Investment gains related to these investments were $1,849,662 for the year ended December 31, 2005. Participant loans are valued at the principal amount, which approximates fair market value.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004
RiverSource Trust Income II Fund (formerly American Express Income II Fund), 1,097,926.723 and 1,180,419.868 shares, respectively	$28,031,167	$29,066,659
WPP Stock Fund, 188,424.573 and 244,637.527 shares, respectively	10,857,401	14,250,870
RiverSource Trust Horizon Long-Term Fund (formerly American Express Trust Horizon Long-Term Fund), 734,181.115 and 751,559.192 shares, respectively	10,058,282	9,583,883
Boston Co. Small Cap Growth, 166,575.089 and 171,622.062 shares, respectively	7,760,733	7,299,086
Davis NY Venture Fund, 241,104.758 and 209,735.914 shares, respectively	8,125,230	6,436,795
The Growth Fund of America, 704,684.929 and 699,879.133 shares, respectively	21,492,890	18,966,725
Capital World Growth and Income Fund, 187,068.573 and 163,660.405 shares, respectively	6,833,615	5,541,541

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common collective trust funds	$1,849,662
Mutual Funds	4,782,823
WPP Stock Fund	(227,330)

Net appreciation of investments	$6,405,155

4.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Companies in a letter dated May 4, 2004 that the Plan is in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

5.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common collective trust funds and mutual funds managed by Ameriprise Trust Company (formerly American Express Trust Company), who is the Trustee and Custodian of the Plan. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in the American Depositary Receipts of WPP Group plc, a party-in-interest, in a stock fund. The Plan had 196,205 shares of Company stock valued at $10,595,046 at December 31, 2005 and 249,165 shares of Company stock valued at $13,616,868 at December 31, 2004.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

* * * * * *

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a) (b)Identity of Issue, Borrower, Lessor or Similar Party	(c)Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Common Collective Trust Funds
*Amerprise Trust	Income II Fund	**	$28,031,167
*Ameriprise Trust	Horizon Long Term Fund	**	10,058,282
*Ameriprise Trust	Equity Index II Fund	**	3,287,623

Total Common Collective Trust Funds			41,377,072

Mutual Funds
PIMCO	Total Return (Admin)	**	5,338,664
*Ameriprise Trust	Mid Cap Growth Fund	**	1,956,869
Davis New York	Venture Fund Class A	**	8,125,230
JP Morgan	Mid Cap Value Fund	**	2,677,773
American Funds	The Growth Fund of America	**	21,492,890
Royce	Low-Priced Stock Fund	**	4,580,333
Boston Co.	Small Cap Growth Fund	**	7,760,733
American Funds	Capital World Growth and Income Fund	**	6,833,615
Julius Baer	International Equity	**	4,966,276

Total Mutual Funds			63,732,383

Participant Loans
*Various Participants	Participant loans (maturing 2005 to 2019 at interest rates of 5.0% to 10.5%)	**	1,679,212

WPP Stock Fund
*WPP Common Stock	Common Stock	**	10,595,046
* Ameriprise Trust	Money Market Fund I	**	262,355

Total WPP Stock Fund			10,857,401

Cash			4,653

TOTAL ASSETS (HELD AT END OF YEAR)			$117,650,721

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGILVY & MATHER PROFIT SHARING AND 401(K) PLAN

Date: June 27, 2006	By:	/s/ Gerri Stone
	Name:	Gerri Stone
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm